Exhibit 99.5

MANAGEMENT'S DISCUSSION AND ANALYSIS
INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS – THIRD QUARTER 2010

The following management’s discussion and analysis (“MD&A”), which is dated as of November 19, 2010, provides a review of the activities, results of operations and financial condition of Loncor Resources Inc. (the “Company”) as at and for the three and nine month periods ended September 30, 2010, as well as future prospects of the Company.  This MD&A should be read in conjunction with the unaudited interim consolidated financial statements of the Company as at and for the three and nine month periods ended September 30, 2010 (the “Third Quarter Financial Statements”), together with the MD&A and audited consolidated financial statements as at and for the year ended December 31, 2009.  As the Company’s financial statements are prepared in United States dollars, all dollar amounts in this MD&A are expressed in United States dollars unless otherwise specified.  Additional information relating to the Company is available on SEDAR at www.sedar.com.

Forward-Looking Statements

The following MD&A contains forward-looking statements.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding exploration results, potential mineralization and future plans and objectives of the Company) are forward-looking statements.  These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, risks related to the exploration stage of the Company's mineral properties, uncertainties relating to the availability and costs of financing needed in the future, the possibility that future exploration results will not be consistent with the Company’s expectations, changes in equity markets, changes in commodity prices, fluctuations in currency exchange rates, inflation, political developments in the Democratic Republic of the Congo (the “DRC”), changes to regulations affecting the Company's activities, delays in obtaining or failure to obtain required project approvals, the uncertainties involved in interpreting geological data and the other risks involved in the mineral exploration business.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

General

The Company is engaged in the exploration of gold and platinum properties and other metals.  The Company’s exploration focus is in the North Kivu, Orientale and Bas Congo provinces of the DRC where the Company holds or controls rights under 70 exploration permits, directly through a wholly-owned DRC subsidiary, Loncor Resources Congo SPRL, or under option agreements with the holders of the exploration permits.

During the first nine months of 2010 and up to the date of this MD&A, the Company carried out exploration activities at its Ngayu and North Kivu projects.  Exploration consisted of core and auger drilling, gridding, mapping, and soil, stream and rock sampling within the exploration permit areas.

In a press release dated April 23, 2010, the Company announced initial assay results from soil, channel and grab rock chip samples from the Yindi prospect at the Company’s Ngayu project.

In a press release dated June 3, 2010, the Company announced initial assay results from channel and grab rock samples from the Makapela prospect within the Ngayu project.  The Makapela prospect is located approximately 50 kilometres NNW of the Yindi prospect and is the site of artisanal diggings reported to have started in 2006.

In a press release dated June 30, 2010, the Company announced additional assay results from soil and channel samples from the Yindi prospect.

A core drilling program which commenced in September 2010 on the Yindi prospect  is underway as of the date of this MD&A.  Up until the end of October 2010, a total of 874.13 metres have been completed for this drilling program. A total of 345 core samples were collected and sent for assaying and sampling results are awaited.

During the third quarter of 2010, soil sampling was completed at the Makapela prospect on the lines extended to the north of the grid.  Preliminary soil sample results indicate that the Main and North artisanal pits at Makapela may line up with the Sele Sele workings over a potential strike length of 2.4 kilometres.

Mechanical augering commenced at Makapela during the month October 2010, focusing on soil anomalies to test the underlying saprolite bedrock. A total of 14 holes were completed and results are awaited.

A core drilling program at Makapela commenced in November 2010 using one drill rig relocated from the Yindi prospect. The program has the objective of testing at depth the mineralization being exploited by the artisanals miners at the Main and North pits which returned significant results from channel sampling. Two relatively shallow holes will initially be drilled in the centres of the Main and North pits, with deeper down-dip holes drilled from the same sites depending on results.

Mapping and channel sampling were conducted at the Itali prospect (within the Ngayu project) during the third quarter of 2010. The Itali prospect is located in the Matete area, about 40 km to the NW of Yindi and 10 km south of Makapela. This prospect is situated on the southern limb of the WSW trending fold in the Imva-Babeyru area, defined by magnetic highs interpreted to be caused by banded ironstone formation (BIF) units. Two channel sample profiles and one old trench were sampled.  Results are awaited.

The Angukulu prospect (within the Ngayu project) is an area mined by the Belgians in the late 1940’s and early 1950’s, located approximately 10 km NW of Yindi. Gold was exploited from alluvial and eluvial workings, and hardrock quartz veins. During reconnaissance mapping, a total of 47 rock chip samples were collected. Three 2 km-long soil traverses were sampled, in order to assist with the positioning of a systematic soil sampling grid. Preliminary results indicate the presence of an anomalous area (>100ppb) with more than 1.2 km strike length and width of 120 metres. More mapping and rock sampling will be conducted in future before systematic soil sampling is proposed.

At the Company’s North Kivu project, gridding, soil and rock sampling and trenching was undertaken during the third quarter of 2010 on the Muhanga prospect in the Manguredjipa area where anomalous soil sampling results were obtained.

Qualified Person

Peter N. Cowley, F.I.M.M.M, the Company’s President and Chief Executive Officer, is the "qualified person" (as such term is defined in National Instrument 43-101) responsible for the technical information in this MD&A.

Results of Operations

For the three and nine month periods ended September 30, 2010, the Company reported a net loss of $357,227 and $1,602,654, respectively, compared to a net loss of $179,265 and $502,029 reported for the respective comparable periods in 2009.  Significant changes in expenses occurred during the three and nine month periods ended September 30, 2010 in the expense categories described below as compared to the three and nine month periods ended September 30, 2009:

Professional fees
Professional fees, comprising mainly legal, were $25,127 and $128,939, respectively, for the three and nine month periods ended September 30, 2010 compared to $34,833 and $133,071 recorded for the three and nine month periods ended September 30, 2009. Legal fees incurred during the first nine months of 2009 included expenses related to the golf licensing business of the Company which has been discontinued.  Legal expenses incurred during the first nine months of 2010 were in relation to the Company’s general corporate activities, including compliance with securities regulatory requirements.

Consulting fees
During the three and nine month periods ended September 30, 2010, the Company incurred consulting fees of $95,496 and $336,565, respectively, in connection with corporate strategies and business development. The figures include $79,255 and $238,507, respectively, of stock based compensation previously issued to consultants and recorded as a consulting expense during the respective three and nine month periods ended September 30, 2010.  There were no consulting fees incurred during the three and nine month periods ended September 30, 2009.

Travel
The Company incurred travel expenses $3,451 and $97,982 during the respective three and nine month periods ended September 30, 2010 compared to $nil for the corresponding periods in 2009, due to visits to the Company's projects in the DRC, as well as corporate travel costs in relation to the Company’s shareholder relations and business promotion activities.

Salaries
The Company recorded salary expense of $107,246 and $309,139 during the three and nine months ended September 30, 2010 as result of new employment agreements signed during the fourth quarter of 2009.  There were no salaries paid or accrued for the three and nine months ended September 30, 2009.

Stock based compensation
The Company recognized stock-based compensation expense of $253,156 and $745,474 during the three and nine month periods ended September 30, 2010, representing the weighted average fair value at the date of grant of the stock options granted during the third quarter of 2009 and during the first nine months of 2010 to employees, directors and officers of the Company under the Company’s stock option plan.  There was no stock option expense recorded during the three and nine month periods ended September 30, 2009.

Foreign exchange gain/loss
The Company recorded a foreign exchange gain of $166,959 and $194,078 during the respective three and nine month periods ended September 30 2010, compared to a foreign exchange loss of $35,955 and $59,089 recorded during the respective three and nine month periods ended September 30, 2009, due to fluctuations in the value of the United States dollar relative to the Canadian dollar.

Summary of Quarterly Results

The following table sets out certain unaudited consolidated financial information of the Company for each of the last eight quarters, beginning with the third quarter of fiscal 2010.  This financial information has been prepared in accordance with Canadian generally accepted accounting principles.  The Company's reporting and measurement currency is the United States dollar.

	2010	2010	2010	2009
	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter

Total revenue	$-	$-	$-	$64
Net loss	$(357,227)	$(871,980)	$(373,447)	$(508,862)
Net loss per share	$(0.01)	$(0.02)	$(0.01)	$(0.02)
	2009	2009	2009	2008
	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter

Total revenue	$-	$1,065	$-	$166,003
Net loss	$(179,265)	$(207,838)	$(114,926)	$(105,377)
Net loss per share	$(0.01)	$(0.01)	$(0.00)	$(0.00)

The Company’s net loss of $357,227 recorded in the third quarter of 2010 was significantly lower than the loss of $871,980 incurred in the second quarter of 2010.  This decrease was due in part to a foreign exchange gain of $166,959 in the third quarter of 2010 as opposed to a foreign exchange loss of $223,852 that occurred in the second quarter of 2010. In addition, during the third quarter of 2010 the Company incurred lower professional fees and consulting fees compared to the second quarter of 2010.  The Company’s net loss during the second quarter of 2010 was $871,980 compared to a net loss of $373,447 incurred in the first quarter of 2010.  The increase was mainly due to the recording of a foreign exchange loss of $223,852 in the second quarter of 2010 compared to the foreign exchange gain of $250,971 that was recorded during the first quarter of 2010.  The Company’s net loss in the first quarter of 2010 was $373,447. The decrease of $135,415 compared to the loss recorded during the fourth quarter of 2009 was primarily due to a foreign exchange gain of $250,971 recorded during the first quarter of 2010, compared to a foreign exchange gain of $10,226 recorded during the fourth quarter of 2009.  The Company’s net loss in the fourth quarter of 2009 was $329,597 higher than the net loss recorded in the third quarter of 2009.  This increase was mainly due to stock option expense of $197,654, an increase in professional fees of $93,955 and the payment of $49,275 in salaries during the fourth quarter of 2009.  The decrease in the Company’s net loss in the third quarter of 2009 as compared to the second quarter of 2009 was primarily due to a foreign exchange loss in the third quarter that was $30,825 lower than the foreign exchange loss that was recorded in the second quarter.  The increase in the Company's net loss in the second quarter of 2009 as compared to the first quarter of 2009 was primarily due to a foreign exchange loss of $66,780 recorded in the second quarter of 2009 in comparison to a foreign exchange gain of $43,646 recorded in the first quarter of 2009.  The Company’s net loss in the first quarter of 2009 was consistent with the net loss incurred in the fourth quarter of 2008.

Liquidity and Capital Resources

The Company relies primarily on equity financings to fund its activities. Although the Company has been successful in completing equity financings in the past, there is no assurance that the Company will secure the necessary financings in the future.

As at September 30, 2010, the Company had cash and cash equivalents of $6,690,906 and working capital of $6,442,989, compared to cash and cash equivalents of $1,536,166 and a working capital deficit of $1,369,099 as at December 31, 2009.

The Company’s cash and working capital positions were improved with the Company’s February 2010 brokered private placement financing and non-brokered private placement financing, which raised gross proceeds to the Company of Cdn$15,208,125 in the aggregate.

During the three and nine month periods ended September 30, 2010, the Company incurred cash exploration expenditures of $1,810,990 and $4,232,315, respectively (compared to $201,260 and $459,898 for the respective three and nine month periods ended September 30, 2009) to advance its projects in the DRC.  A breakdown of exploration expenditures is presented below under “Deferred Exploration Expenditures”.

The Company’s current cash position is sufficient to fund its proposed exploration programs until the first quarter of 2011. The Company will need to raise additional funds to meet its financial obligations and to continue its exploration programs beyond the first quarter of 2011. There is no assurance that such financing will be available on acceptable terms, if at all.

Deferred Exploration Expenditures

The following table provides a breakdown of the Company's deferred exploration expenditures incurred during the nine month period ended September 30, 2009:

	Bas Congo Project	North Kivu Project	Total

Balance 12/31/2008	$829,406	$3,282,761	$4,112,167

Field camps	5,328	24,456	29,784
Geochemistry	-	1,270	1,270
Professional fees	-	32,850	32,850
Travel	7,103	87,972	95,075
Interest and bank charges	554	5,838	6,392
Consulting fees	17,750	103,250	121,000
Salaries	14,551	103,709	118,260
Amortization	-	726	726
Other	17,123	38,144	55,267
Subtotal – September 30, 2009	62,409	398,215	460,624
Purchase price adjustment	(21,591)	(86,366)	(107,957)
Subtotal	40,818	311,849	352,667
Balance 9/30/2009	$870,224	$3,594,610	$4,464,834

The following table provides a breakdown of the Company's deferred exploration expenditures incurred during the nine month period ended September 30, 2010:

	Bas Congo Project	North Kivu Project	Ngayu Project	Total

Balance 12/31/2009	$865,971	$4,021,074	$67,357	$4,954,402

Field camps	805	74,753	267,115	342,673
Geochemistry	188	68,870	160,874	229,932
Geology	833	5,532	25,500	31,865
Drilling	-	1,879	108,259	110,138
Helicopter	-	131,007	787,879	918,886
Professional fees	7,610	8,710	10,310	26,630
Business promotion	3,200	58,892	181,376	243,468
Travel	-	100,816	281,438	382,254
Office and sundry	-	101,188	236,471	337,659
Interest and bank charges	4,118	15,542	26,055	45,715
Consulting fees	30,045	81,205	45,865	157,115
Salaries	-	318,397	900,988	1,219,385
Stock based compensation	-	-	338,727	338,727
Amortization	-	16,335	67,556	83,891
Other	6,402	44,172	136,021	186,595
Subtotal	53,201	1,027,298	3,574,434	4,654,933
Balance 9/30/2010	$919,172	$5,048,372	$3,641,791	$9,609,335

Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series. As at November 19, 2010, the Company had outstanding 43,417,745 common shares, 3,600,000 common share purchase warrants, 3,475,000 stock options to purchase common shares of the Company and 391,992 compensation options (which were granted to the agents as part of their consideration for their services under the February 2010 brokered private placement).  Reference is made to Note 9 in the Third Quarter Financial Statements for additional information in respect of the said stock options, warrants and compensation options.

Related Party Transactions

For the three and nine month periods ended September 30, 2010, the Company accrued management fees to three directors and officers of the Company in the amount of $30,323 and $120,329, respectively, (September 30, 2009 - $56,766 and $157,382). As at September 30, 2010, the balance outstanding of unpaid management fees payable by the Company to a director of the Company was $nil (December 31, 2009 - $478,073).

In addition as at September 30, 2010, an amount of $148,393 (December 31, 2009 - $32,727) was due to related companies with common directors.

All amounts due to related parties are unsecured, non-interest bearing and repayable on demand.  All related party transactions occurred in the normal course of business and are measured at the exchange value, which is the amount of compensation established and agreed to by the related parties.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the consolidated financial statements include the Company’s estimate of the recoverable value of its mineral properties and related deferred exploration expenditures and the valuation of stock-based compensation.  These estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.

The Company’s recoverability of the recorded value of its mineral properties and associated deferred exploration expenses is based on market conditions for minerals, any underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is dependent on a number of factors including environmental, legal, and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development and future profitable production or the proceeds of disposition thereof.

Future Accounting Standards

Business Combinations

In January 2009, the Canadian Institute of Chartered Accountants (the "CICA") issued handbook Section 1582, “Business Combinations”, which is effective for business combinations with an acquisition date after January 1, 2011.  The standard requires the additional use of fair value measurements, recognition of additional assets and liabilities and increased disclosure.  The impact of Section 1582 is expected to have a material impact on how prospective business combinations are accounted for.  Additionally, as part of the application of Section 1582, companies will be required to adopt CICA handbook Section 1601, "Consolidated Financial Statements” and Section 1602, "Non-Controlling Interests”.  These sections will require that a non-controlling interest be presented as part of shareholders' equity on the balance sheet and the controlling parent will be required to present 100 percent of the subsidiary’s results in the statement of operations and present the allocation between controlling and non-controlling interest.  These standards will be effective January 1, 2011, with early adoption permitted. The Company is currently evaluating the impact of the adoption of these changes on its consolidated financial statements.

International Financial Reporting Standards

In February 2008, the CICA Accounting Standards Board (“AcSB”) confirmed that Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) for publicly accountable enterprises will be converged with International Financial Reporting Standards (“IFRS”) effective in the calendar year 2011.  The conversion to IFRS will be required, for the Company, for interim and annual financial statements beginning on January 1, 2011.  IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures.  The AcSB has confirmed January 1, 2011 as the date that IFRS will replace Canadian GAAP for publicly accountable enterprises.  As a result, the Company will report under IFRS for interim and annual periods beginning January 1, 2011, with comparative information for 2010 restated under IFRS.  Adoption of IFRS in place of Canadian GAAP will require the Company to make certain accounting policy choices and could materially impact the reported financial position and results of operations.

IFRS Transition Plan

During fiscal 2009, the Company completed the diagnostic phase of the project and began a comprehensive analysis of Canadian GAAP and IFRS differences as well as an assessment of the impact on operations, data systems and internal controls over financial reporting. During fiscal 2010, the Company is scheduled to complete the detailed assessment phase for all standards that affect the transition.

Management has made significant progress quantifying the financial statement impacts of key differences between the Company’s current accounting policies under Canadian GAAP as disclosed in the Company’s MD&A for the second quarter of 2010 and those it expects to apply in preparing its first IFRS financial statements.

First-time Adoption

The Company’s adoption of IFRS will require the application of IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”), which provides guidance for an entity’s initial adoption of IFRS.  IFRS 1 generally requires that an entity apply all effective IFRS standards at the end of its first IFRS reporting period retrospectively.  IFRS 1 contains specific mandatory exceptions and a number of optional exemptions.  The Company has evaluated the application of IFRS 1 and the initial conclusion is that the only IFRS 1 exemption that is applicable to its first IFRS financial statements relates to share based payment transactions, specifically with respect to instalment vesting and forfeitures.

Under IFRS, when a share based payment award vests in instalments over the vesting period (graded vesting), each new instalment must be treated as a separate share option grant and therefore be measured at the fair value at each vesting period.  IFRS 2 Share Based Payments will be applied to the vested and unvested options from the date of transition to IFRS.

Management is required to estimate expected forfeitures of all option grants.  Under Canadian GAAP, management was permitted to record option grants at full value, adjusting for forfeitures as they occurred.  This is no longer an option under IFRS.  For any unvested options, the fair value will be recalculated using IFRS upon adoption.

Other Accounting Policies

The Company has completed an evaluation and expects no significant changes to the following accounting policies:
•	exploration and evaluation of mineral resources
•	Financial instruments
•	Foreign currency exchange rates
•	Impairment of assets
•	Property, plant and equipment
•	Investment in associates
•	Provisions, contingent liabilities and contingent assets

The Company continues to evaluate the impact of IFRS adoption on other areas, which may result in significant differences from current Canadian GAAP accounting policies. The International Accounting Standards Board (the “IASB”) has several projects slated for completion in 2010 and 2011 that may significantly impact the transition to IFRS and the financial statements of the Company. The Company continues to monitor the IASB’s progress on these projects and their impact on the Company’s transition plan to IFRS.

Management expects to complete its first interim consolidated financial statements prepared under IFRS for the three months ended March 31, 2011 with no significant issues or delay.

Impact on Information Systems and Technology

The adoption of IFRS may have some impact on the Company’s information systems’ requirements. The Company is implementing systems upgrades and modifications to, among other things, ensure an efficient conversion to IFRS. The main drivers for systems changes include:

▪	Additional information required as a result of enhanced note disclosures,
▪	Tracking of IFRS to Canadian GAAP differences during the transition, and
▪	Tracking sufficient level of details within the accounting records to allow management to maintain adherence with IFRS going forward.

The impact and changes to systems are on-going and will be prioritized as part of the project.

Impact on Internal Controls over Financial Reporting and Disclosure Controls and Procedures

The adoption of IFRS may have a significant impact on the Company’s internal controls over financial reporting (“ICFR”) and disclosure controls and procedures (“DC&P”) due mainly to changes in financial reporting disclosures requirements. IFRS requires significantly more disclosure than Canadian GAAP for certain standards. In some cases, IFRS also requires different presentation on the balance sheet and income statement. This will be the most significant impact to the Company. Specifically, the increased disclosure requirements will cause the Company to change current processes and implement new financial reporting processes to ensure the appropriate data is collected for disclosure purposes. During fiscal 2010, the Company is assessing all entity-level, information technology, disclosure and business process controls which may require updating and testing to reflect changes arising from conversion to IFRS. Where material changes are identified, these changes will be mapped and tested to ensure that no material control deficiencies exist as a result of the Company’s conversion to IFRS. Currently the Company does not anticipate any changes that may materially impact its ICFR and DC&P as a result of the conversion to IFRS.

Financial Instruments and Risk Management

Fair Value of Financial Instruments

The balance sheet carrying amounts for cash and cash equivalents, prepaid expenses and other receivables, accounts payable, accrued liabilities, notes payable and due to related parties approximate fair value due to their short-term nature.  Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

Foreign Exchange Risk

Foreign exchange risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results.  A portion of the Company’s transactions is denominated in Canadian dollars.  Significant foreign exchange gains or losses are reflected as a separate component of the consolidated statement of operations, comprehensive loss and deficit.  The Company does not use derivatives instruments to reduce its exposure to foreign currency risk.  See Note 11 of the Third Quarter Financial Statements for additional details.

Credit Risk

Financial instruments which are potentially subject to credit risk for the Company consist of cash and cash equivalents.  All cash and cash equivalents are maintained with several financial institutions of reputable credit and may be redeemed upon demand.  It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.  The Company ensures that there is sufficient cash to meet its liabilities when they are due.  Temporary surplus funds of the Company are invested in cash equivalents.  The Company arranges the portfolio so that securities mature approximately when funds are needed.  The key to success in managing liquidity is the degree of certainty in the cash flow projections.  If future cash flows are fairly uncertain, the liquidity risk increases.

Mineral Property Risk

The Company’s operations in the DRC are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company's assets.

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties that could significantly impact its operations and future prospects.  The following discussion pertains to certain principal risks and uncertainties but is not, by its nature, all inclusive.

All of the Company's projects are located in the DRC.  The assets and operations of the Company are therefore subject to various political, economic and other uncertainties, including, among other things, the risks of war and civil unrest, hostage taking, military repression, labor unrest, illegal mining, expropriation, nationalization, renegotiation or nullification of existing licenses, permits, approvals and contracts, taxation policies, foreign exchange and repatriation restrictions, changing political conditions, international monetary fluctuations, currency controls and foreign governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.  Changes, if any, in mining or investment policies or shifts in political attitude in the DRC may adversely affect the Company's operations.  Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.  Failure to comply strictly with applicable laws, regulations and local practices relating to mineral rights could result in loss, reduction or expropriation of entitlements.  In addition, in the event of a dispute arising from operations in the DRC, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada.  The Company also may be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity.  It is not possible for the Company to accurately predict such developments or changes in laws or policy or to what extent any such developments or changes may have a material adverse effect on the Company's operations.

The DRC is a developing nation emerging from a period of civil war and conflict.  Physical and institutional infrastructure throughout the DRC is in a debilitated condition.  The DRC is in transition from a largely state controlled economy to one based on free market principles, and from a non-democratic political system with a centralized ethnic power base, to one based on more democratic principles.  There can be no assurance that these changes will be effected or that the achievement of these objectives will not have material adverse consequences for the Company and its operations.  The DRC continues to experience instability in parts of the country due to certain militia and criminal elements.  While the government and United Nations forces are working to support the extension of central government authority throughout the country, there can be no assurance that such efforts will be successful.

The only sources of future funds for further exploration programs which are presently available to the Company are the sale of equity capital, or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration.  There is no assurance that such sources of financing will be available on acceptable terms, if at all.  In the event that commercial quantities of minerals are found on the Company's properties, the Company does not have the financial resources at this time to bring a mine into production.

All of the Company's properties are in the exploration stage only and none of the properties contain a known body of commercial ore.  The Company currently operates at a loss and does not generate any revenue from its mineral properties.  The exploration and development of mineral deposits involve significant financial risks over a significant period of time which even a combination of careful evaluation, experience and knowledge may not eliminate.  Few properties which are explored are ultimately developed into producing mines.  Major expenditures may be required to establish reserves by drilling and to construct mining and processing facilities at a site.  It is impossible to ensure that the Company's exploration programs will result in a profitable commercial mining operation.

The Company's exploration and, if such exploration is successful, development of its properties is subject to all of the hazards and risks normally incident to mineral exploration and development, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage.

The price of gold has fluctuated widely.  The future direction of the price of gold will depend on numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods.  The effect of these factors on the price of gold, and therefore on the economic viability of the Company's properties, cannot accurately be predicted.  As the Company is only at the exploration stage, it is not yet possible for the Company to adopt specific strategies for controlling the impact of fluctuations in the price of gold.

The Company uses the United States dollar as its functional currency.  Fluctuations in the value of the United States dollar relative to the Canadian dollar could have a material impact on the Company’s consolidated financial statements by creating gains or losses.  During the nine month periods ended September 30, 2010 and September 30, 2009, the Company recorded a foreign exchange gain of $194,078 and foreign exchange loss of $59,089, respectively, due to the variation in the value of the United States dollar relative to the Canadian dollar.  No currency hedge policies are in place or are presently contemplated.

The natural resource industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself.